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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated: January 22, 2002

INFINEON TECHNOLOGIES AG
(Exact name of registrant as specified in its charter)

ST. MARTIN-STRASSE 53, D-81541 MUNICH, GERMANY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	/x/	Form 40-F	/ /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	/ /	No	/x/

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82______________

        This Report on Form 6-K contains a press release dated January 21, 2002, announcing Infineon's results for the quarter ended December 31, 2001.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

INFINEON TECHNOLOGIES AG (Registrant)
Dated: January 22, 2002	By:	/s/ DR. ULRICH SCHUMACHER
		Name:	Dr. Ulrich Schumacher
		Title:	Chairman, President and Chief Executive Officer
	By:	/s/ PETER J. FISCHL
		Name:	Peter J. Fischl
		Title:	Executive Vice President and Chief Financial Officer

INFINEON ANNOUNCES FIRST QUARTER 2002 RESULTS

•
First quarter 2002 revenues were Euro 1.03 billion—down 5 percent sequentially, and down 38 percent year-on-year—due to continued difficult market environment especially in wireline communications

•
Quarterly net loss of Euro 331 million—improved sequentially from a net loss of Euro 523 million, but down from net income of Euro 280 million year-on-year—mainly due to continued price pressure

•
Solid cash position: cash of Euro 1.145 billion, net cash of Euro 302 million

•
First positive signs in the markets for memory products and mobile communications.

        Munich, Germany—21 January, 2002—Infineon Technologies AG (FSE/NYSE: IFX), one of the world's leading semiconductor manufacturers, today announced results for its first quarter of fiscal year 2002 ended December 31, 2001, with revenues of Euro 1.03 billion, a decrease of 5 percent from the previous quarter and a decrease of 38 percent from the first quarter of fiscal year 2001. Revenues decreased primarily as a result of a continued difficult market environment for the semiconductor industry, in particular for wireline communications and chip card ICs. However, the quarter also saw first positive signs in demand for mobile communication products and pricing for memory products as well as relatively stable demand in chips for automotive and industrial applications.

        EBIT (earnings before interest and taxes) amounted to a loss of Euro 564 million, an improvement upon a loss of Euro 882 million in the previous quarter but down from earnings of Euro 446 million in the first quarter of fiscal year 2001. Earnings were negatively affected by further price erosion, especially for memory products through mid-November 2001 and increasing pricing pressure for chip card ICs. The previous quarter's loss included one-time charges of Euro 307 million in connection with inventory write-downs, acquisition related expenses, restructuring and impairment charges, as well as net gains from the sale of non-core businesses.

        Net loss amounted to Euro 331 million, a sequential improvement from a loss of Euro 523 million in the previous quarter but down from net income of Euro 280 million year-on-year. Loss per share for the first quarter was Euro 0.48 compared with a loss per share of Euro 0.76 in the previous quarter and with earnings per share of Euro 0.45 in the first quarter of the last fiscal year.

        "Infineon's revenue performance was driven by continued strong demand in memory products as well as a moderate recovery of demand in mobile communication. However, these positive effects could not fully compensate the further deterioration in demand for ICs used in traditional telecom infrastructure products and reduced revenues in chip card ICs due to continuing weak demand and ongoing inventory reductions by customers in this industry sector," said Dr. Ulrich Schumacher, President and CEO of Infineon Technologies AG. "Despite this difficult market situation, with continued strong pricing pressure in most segments, we were able to maintain a solid net-cash position due to intensive cash management and the further swift implementation of our comprehensive "Impact" cost savings program."

        Infineon had a negative gross margin of 9 percent, improving from a negative gross margin of 32 percent in the previous quarter, due to inventory write-downs in the previous quarter and continued price pressure. Gross margin was down from a positive gross margin of 40 percent year-on-year, reflecting the price declines in most of Infineon's business groups.

        R&D expenditures in the first quarter totaled Euro 267 million or 26 percent of total revenues, down from Euro 344 million or 32 percent of total revenues in the previous quarter and up from Euro 257 million or 16 percent of total revenues year-on-year. In absolute terms, R&D expenditures were down 22 percent from the previous quarter of this year and up 4 percent year-on-year. The previous quarter R&D expenditures included Euro 56 million of in-process R&D in connection with the acquisition of Catamaran Communications.

        SG&A expenses in the first quarter totaled Euro 164 million or 16 percent of total revenues, down from Euro 175 million (16 percent of total revenues) in the previous quarter and down from

Euro 187 million (11 percent of total revenues) in the first quarter of last year. The decrease in SG&A expenses is the result of the implementation of Infineon's overall cost saving measures.

        Revenues outside Europe constituted 49 percent of total revenues, almost maintaining the same percentage of revenues from the previous quarter. As of December 31, 2001, Infineon had approximately 30,700 employees worldwide, with research and development staff accounting for approximately 5,300 of this total.

Business Group Performance

        Infineon's Wireline Communications group's revenues declined to Euro 83 million in the first quarter, down 41 percent from the previous quarter and down 60 percent year-on-year. The revenue decline reflects the strong deterioration of demand in the traditional telecom infrastructure business (ISDN and analog linecards), particularly in Asia, as well as continued weakness in fiber optics. EBIT amounted to a loss of Euro 85 million compared to a loss of Euro 138 million in the previous quarter and a positive EBIT of Euro 33 million year-on-year. Fourth quarter EBIT also included charges of Euro 56 million in connection with the completed acquisition of Catamaran Communications, and impairment of technology assets acquired from Ardent Technologies of Euro 14 million.

        Major developments in the first quarter include:

  •
  continued strong interest in Infineon's VDSL/10BaseS Ethernet to-the-home-solution used in the broadband communication market, particularly in China

  •
  strengthened technology leadership in optical networking market with advanced parallel fiber optical solutions (Paroli2TM) and new applications for 10G Ethernet.

        Infineon's Wireless Solutions group's first quarter revenues increased to Euro 206 million, up 15 percent sequentially mainly reflecting a moderate increase in demand for mobile handsets as well as increasing sales volume for Bluetooth chipsets, but down 41 percent compared with first quarter of last year. EBIT was a loss of Euro 35 million, improving from a loss of Euro 77 million in the previous quarter but down from a positive EBIT of Euro 71 million year-on-year. The loss was mainly due to the very strong pricing pressure but improved sequentially mainly due to the inventory write-downs in the previous quarter as well as increased revenues.

        Major developments for the first quarter include:

  •
  further design-ins with Infineon's complete system solution for GSM/GPRS at major customers

  •
  cooperation agreement with electronics manufacturer Solectron for Infineon's GSM/GPRS reference designs, software and chipsets

  •
  common Bluetooth solution with Toshiba offered for consumer products (e.g.: PCs, notebooks and printers)

  •
  successful ramp-up of RF-Bluetooth solution at Nokia for GSM mobile phones.

        In the Security & Chip Card ICs group first quarter revenues totaled Euro 82 million, a decline of 18 percent from the previous quarter and a decrease of 47 percent year-on-year. The revenue decrease was driven mainly by lower sales volumes for security controllers used in SIM cards for mobile phones and ongoing inventory reductions at customers. EBIT amounted to a loss of Euro 30 million, increasing from a loss of Euro 2 million in the previous quarter and down from a positive EBIT of Euro 29 million in the first quarter of fiscal year 2001. The EBIT decline was mainly due to lower volumes and increasing pricing pressure for security controllers.

        Major developments in the first quarter include:

  •
  strategic contract to supply security controllers for a chip card based access card of the U.S. Department of Defense (DoD); Infineon's chip is a component of the only currently available chip card that meets the stringent requirements specified by DoD

  •
  strategic development cooperation with Sony in the emerging market for contactless security applications (e.g.: public transport, recreational passes, etc.)

  •
  receipt of the Sesames Award at Cartes 2001 exhibition for best technological innovation for the first member of the new 88 family of 32-Bit security controllers.

        The Automotive & Industrial group's first quarter revenues totaled Euro 274 million, down sequentially by 3 percent but up 4 percent from the first quarter of last year based on the continued strong performance of the group's automotive and industrial power business as well as increasing market share for power management and supply solutions. EBIT was Euro 20 million compared to Euro 26 million in the previous quarter and Euro 31 million in the first quarter of last year. The EBIT decline was mainly due to increased pricing pressure in the automotive segment.

        Major developments in the first quarter include:

  •
  development contract signed with a leading German car supplier for next generation powertrain and boosted interest of car manufacturers in AUDO 32-bit TriCoreTM microcontroller

  •
  market introduction of first TriCore based 32-bit Infotainment controller

  •
  strategic design-win for innovative smart ignition IGBT with leading car manufacturer.

        The Memory Products group's first quarter revenues reached Euro 285 million, an increase of 18 percent sequentially based on continued strong demand for memory products but a decrease of 43 percent from the first quarter of last year. EBIT amounted to a loss of Euro 371 million, improving from a loss of Euro 522 million in the previous quarter, which included the effect of inventory write-downs, but down from a positive EBIT of Euro 66 million in the first quarter of fiscal year 2001. The first quarter EBIT was positively affected by significant improvement of DRAM prices since mid-November 2001.

        Major developments for the first quarter include:

  •
  qualification and start of ramp-up of 0.14 micron technology for mainstream products (256Mbit SDRAM) in all 200mm fabs

  •
  customer samples shipped for 512Mbit SDRAM in 0.14 micron technology

  •
  ramp-up of the world's first 300mm fab for mass production successfully started

  •
  first supplier to be validated by Intel for the 845 Brookdale SDRAM chipset for Pentium 4 with 256MB and 512MB PC 133 CL2 modules.

        In the Other Operating Segments, first quarter revenues were Euro 94 million, down 27 percent sequentially and 40 percent year-on-year. EBIT totaled Euro 16 million, including a gain of Euro 32 million on the sale of the infrared components business. The quarterly EBIT was down from Euro 211 million in the first quarter of fiscal year 2001, which included the gain of Euro 202 million on the sale of the image & video business.

Outlook for 2002

        The market outlook in the next six months still remains uncertain and will be impacted by the extent and length of the slowdown of the world economy, particularly in Europe and the United States. However, there are first positive signs of increasing demand in certain segments but as yet no clear signals for a sustainable overall market recovery. Infineon expects a continuation of the competitive market environment with strong pricing pressure in most of the company's business groups during the coming months.

        Aggressive pricing behavior by leading DRAM manufacturers in 2001 has led to a consolidation process in the market for memory products. However, towards the end of the first quarter, Infineon experienced a reversal of the negative trend in DRAM pricing. The lowest average selling prices were recorded in November 2001. Since then the prices for memory products have recovered significantly but still remain below fully loaded costs. With increasing bit-demand having started in the last quarter Infineon expects a further normalization of inventory levels and increasing prices. Necessary prerequisites for any midterm improvement of prices are further consolidation among DRAM producers or improved customer demand within the PC and infrastructure segments.

        Following the weakness of the mobile handsets market in 2001, Infineon is seeing the first signs of a moderate recovery in demand for mobile phones supported by the introduction of the next GSM/GPRS generation for mobile phones in the first half of 2002 as well as a stronger replacement business. The company also expects increasing revenues as products for the Bluetooth market gain greater acceptance.

        Infineon's Security & Chip Card IC business expects a moderately increasing demand based on the recovery of the mobile handset market, stronger demand for advanced security solutions, and stabilizing inventory levels at customers. However, in the long term Infineon believes that the markets for contactless security applications and biometric solutions will have significant growth potential.

        Reduced investments in the market for telecom infrastructure will continue to negatively impact Infineon's Wireline Communications business during the first half of 2002. Due to the ongoing economic slowdown, Infineon's Automotive & Industrial business expects slower growth in demand combined with stronger pricing pressure in the automobile market, particularly in Germany and elsewhere in Europe.

        At the beginning of January 2002, Infineon placed Euro 1 billion in convertible bonds with institutional investors in Europe. This placement will further strengthen the company's current cash position. It was decided to issue the bonds at this time in order to take advantage of low interest rates and the favorable current conditions in the European convertibles market. When the transaction is completed in February 2002 with the listing of the bonds on the Luxembourg Stock Exchange, the proceeds are intended to support the long-term strategy of Infineon.

        "With the effective implementation of our "Impact" cost savings and restructuring program in shortest time which will generate cash effective savings of more than Euro 1.5 billion in fiscal year 2002, we have secured our liquidity and maintained our financial flexibility during the current downturn. We believe that we have seen the worst of the most dramatic downturn in the semiconductor industry. After the first encouraging signs of increasing demand, we are hoping for a stronger market recovery," concluded Dr. Schumacher.

FINANCIAL INFORMATION

According to US GAAP—Unaudited Consolidated statements of operations

	3 months ended
	12/31/2000	12/31/2001
	(in Euro million)
Net sales	1,658	1,034
Cost of goods sold	(1,003)	(1,132)

Gross profit (loss)	655	(98)

Research and development expenses	(257)	(267)
Selling, general and administrative expenses	(187)	(164)
Restructuring charge	—	(13)
Other operating income, net	200	33

Operating income (loss)	411	(509)

Interest income (expense), net	9	(2)
Equity in earnings (losses) of associated companies	30	(32)
Other income (expense)	5	(23)
Minority interests	—	1

Income (loss) before income taxes	455	(565)

Income tax (expense) benefit	(175)	234

Net income (loss)	280	(331)

Weighted average of outstanding shares—basic and diluted	626	692

Earnings (loss) per share—basic and diluted	0.45	(0.48)

Regional Sales Development

	3 months ended
	12/31/2000	12/31/2001
	(Regional sales in %)
Germany	30%	30%
Other Europe	22%	21%
USA	24%	20%
Asia/Pacific	22%	27%
Other	2%	2%

Total	100%	100%

Europe	52%	51%

Non-Europe	48%	49%

Segment results

	3 months ended			3 months ended
	12/31/2000*	12/31/2001	+/- in %	09/30/2001*	12/31/2001	+/- in %
	(Net sales in Euro million)			(Net sales in Euro million)
Wireline Communications	210	83	(60)	141	83	(41)
Wireless Solutions	350	206	(41)	179	206	15
Automotive and Industrial	263	274	4	282	274	(3)
Memory Products	497	285	(43)	242	285	18
Security and Chip Card ICs	154	82	(47)	100	82	(18)
Other	156	94	(40)	129	94	(27)
Corporate and reconciliation	28	10	(64)	12	10	(17)

Infineon consolidated	1,658	1,034	(38)	1,085	1,034	(5)

	3 months ended			3 months ended
	12/31/2000*	12/31/2001	+/- in %	09/30/2001*	12/31/2001	+/- in %
	(EBIT in Euro million)			(EBIT in Euro million)
Wireline Communications**	33	(85)	—	(138)	(85)	38
Wireless Solutions	71	(35)	—	(77)	(35)	55
Automotive and Industrial	31	20	(35)	26	20	(23)
Memory Products	66	(371)	—	(522)	(371)	29
Security and Chip Card ICs	29	(30)	—	(2)	(30)	—
Other	211	16	(92)	7	16	129
Corporate and reconciliation	5	(79)	—	(176)	(79)	55

Infineon consolidated	446	(564)	—	(882)	(564)	36

*
Prior period segment results have been reclassified to be consistent with the current period presentation and organizational structure.

**
Includes acquisition related expenses (amortization of acquired intangible assets, goodwill, deferred compensation and in-process R&D) of Euro 10 million and Euro 14 million for the three months ended 12/31/2000 and 12/31/2001, respectively as well as Euro 67 million for the three months ended 09/30/2001.

Consolidated balance sheets

	09/30/2001	12/31/2001
	(in Euro million)
ASSETS
Current assets:
Cash and cash equivalents	757	962
Marketable securities	93	94
Accounts receivable, net	719	602
Related party receivables	208	172
Inventories	882	769
Deferred income taxes	39	50
Other current assets	178	116

Total current assets	2,876	2,765

Property, plant and equipment, net	5,233	5,159
Long-term investments, net	655	674
Restricted cash	86	89
Deferred income taxes	412	698
Other assets	481	537

Total assets	9,743	9,922

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term debt and current maturities	119	138
Accounts payable	1,050	928
Related party payables	239	381
Accrued liabilities	426	404
Deferred income taxes	19	37
Other current liabilities	351	342

Total current liabilities	2,204	2,230

Long-term debt	249	705
Deferred income taxes	53	55
Other liabilities	337	373

Total liabilities	2,843	3,363

Total shareholders' equity	6,900	6,559

Total liabilities and shareholders' equity	9,743	9,922

Condensed consolidated cash flow information

	3 months ended
	12/31/2000	12/31/2001
	(in Euro million)
Net cash provided by (used in) operating activities	6	(115)
Net cash used in investing activities	(131)	(194)
Net cash (used in) provided by financing activities	(73)	514
Net (decrease) increase in cash and cash equivalents	(198)	205
Sale of marketable securities	(102)	—
Free cash flow	(227)	(309)
Depreciation and amortization	243	337
Purchases of property, plant and equipment	412	221

Telephone Conference Information

        The Management Board of Infineon Technologies will conduct a telephone conference with analysts and institutional investors on January 21, 2002 at 10:00 a.m. Eastern Standard Time (U.S. EST), 4:00 p.m. Central Europe Time (CET), to discuss operating performance of the first quarter fiscal year 2002. A broadcast of the telephone conference will be available live and for download on Infineon's web site at: http://www.infineon.com

DISCLAIMER

        This discussion includes forward-looking statements about our future business. These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Infineon's future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structures, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets. These forward-looking statements are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, as well as the other factors mentioned herein. As a result, our actual results could differ materially from those contained in the forward-looking statements.

Infineon, the stylized Infineon Technologies design are trademarks and servicemarks of Infineon Technologies AG.
All other trademarks are the property of their respective owners.

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INFINEON ANNOUNCES FIRST QUARTER 2002 RESULTS
FINANCIAL INFORMATION
DISCLAIMER